EXHIBIT 1.01

CAS Medical Systems, Inc.
Conflict Minerals Report
For the reporting period from January 1, 2017 to December 31, 2017

This Conflict Minerals Report (the "Report") of CAS Medical Systems, Inc. and its wholly-owned subsidiary (referred to in this Report as the "Company," "CASMED," "we," "us," or "our") for the reporting period from January 1, 2017 to December 31, 2017 (the "Reporting Period") has been prepared pursuant to Rule 13p-1 and Form SD (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to specified minerals in the Rule as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Rule imposes certain reporting obligations on registrants who file reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act whose manufactured products contain minerals specified in the Rule that are necessary to the functionality or production of their products. The specified minerals, which are collectively referred to in this Report as the "Conflict Minerals," are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in one of the covered countries described below. These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo ("DRC") or an adjoining country, specifically, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, together with the DRC, the "Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant knows that any of the Conflict Minerals in its supply chain originated in the Covered Countries or has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, then the registrant must exercise due diligence on the Conflict Minerals' source and chain of custody.

1.	Company Overview

1.1	Description of the Products Covered by this Report

We are a medical technology company that develops, manufactures, and markets non-invasive patient monitoring products that are vital to patient care.  During 2017, we designed, manufactured, marketed and sold two primary categories of products:

●	Tissue Oximetry Monitoring Products – includes sales of the Company's FORE-SIGHT tissue oximeter monitors, sensors, and accessories;

●
Traditional Monitoring Products – includes sales of the Company's legacy products comprising:  (i) the OEM sales of the Company's proprietary non-invasive blood pressure technology (MAXNIBP® and MAXIQ™) (divested July 2017); and (ii) monitor service and repair.

As of December 31, 2017, the Company had 76 employees of which 74 were full-time.  Our principal executive offices are located at 44 East Industrial Road, Branford, Connecticut 06405.

1.2	Products Overview

During 2017, we designed, manufactured, marketed and sold two primary categories of products:

●	Tissue Oximetry Monitoring Products – includes sales of the Company's FORE-SIGHT tissue oximeter monitors, sensors, and accessories;

●
Traditional Monitoring Products – includes sales of the Company's legacy products comprising:  (i) the OEM sales of the Company's proprietary non-invasive blood pressure technology (MAXNIBP® and MAXIQ™) (divested July 2017); and (ii) monitor service and repair.

1.3	Supply Chain Overview

We design, engineer and assemble our products utilizing components, primarily electrical and related components, sourced from third-party providers both domestically and internationally. These third parties purchase the raw materials used in these components contained in our products. We leverage the strength of our supplier network to source components in an efficient and cost effective manner.

It is not practicable to conduct a survey of all of our suppliers; therefore, we believed a good faith reasonable due diligence approach was to conduct a survey of substantially all of our direct suppliers. In designing our due diligence approach, we believe that this approach is consistent with the approach of our peers in addressing the Rule.

Notwithstanding the "Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule" issued by the SEC's Division of Corporation Finance on April 7, 2017, this Report includes:

●	a description of the measures we took to exercise due diligence on the Conflict Minerals' source and chain of custody;

●	a description of the products manufactured or contracted to be manufactured that contain Conflict Minerals;

●	the facilities used to process the Conflict Minerals, if known;

●	the country of origin of the Conflict Minerals, if known; and

●	the efforts to determine the mine or location of origin.

Because of our size, the complexity of our products, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct component suppliers. Accordingly, we participate in a number of industry-wide initiatives described in Section 2 of this Report. This Report is available on our website at www.casmed.com.

1.4	Conflict Minerals Policy

Our conflict minerals policy statement is contained on our website www.casmed.com.  Our Company supports the goals expressed by Congress in enacting Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act: to help end the human rights abuses in the Democratic Republic of the Congo and adjoining countries that are being financed by the exploitation and trade of "conflict minerals" by armed groups in the region. Congress and the U.S. Securities and Exchange Commission have defined "conflict minerals" as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten. The U.S. Secretary of State could expand this list of derivatives in the future. CAS Medical Systems, Inc. is committed to complying with the reporting and due diligence obligations required by Section 1502 and SEC rules. We conduct an annual inquiry of our suppliers to determine the source of any conflict minerals used in our products or components. Our suppliers, in turn, are required to conduct the same inquiry with their own suppliers. We evaluate our relationships with our suppliers after analyzing the results of our due diligence efforts. Our goal is for our products and components to be "conflict free."

2.	Due Diligence Process

2.1	Design of Due Diligence

Our due diligence measures on the source and chain of custody of our Conflict Minerals are designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the "OECD Guidance").

2.2	Management Systems

Internal Team

We continue to refine the implementation of our management system for conflict minerals. Currently, we have two designated employees who are responsible for communicating with our direct suppliers to collect and review the requisite information for compliance with the Rule. A designated employee, in turn, reports the results to Jeffery Baird, our Chief Financial Officer, and our outside counsel. We utilize the Conflict Free Sourcing Initiative ("CFSI") Conflict Minerals Reporting Template to collect and manage Conflict Minerals information, that is entered into a Company database for analysis, reporting and to prompt supplier communication, which we believe is an industry standard practice.

Control Systems

Our supply chain is complex and includes many third parties between our direct suppliers and the original sources of the Conflict Minerals. As a result, we do not purchase Conflict Minerals directly from smelters or refiners and, therefore, do not have a direct relationship with smelters and refiners. In addition, a significant portion of the electrical components are manufactured by third party suppliers both domestically and internationally and we do not have direct relationships with the underlying raw material suppliers to our direct suppliers. We utilize the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives ("EICC-GeSI"), which is an industry-wide initiative to disclose upstream sources in the supply chain.

Our employees are also expected to comply with our Code of Business Conduct and Ethics.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have encouraged our supply base to utilize EICC-GeSI.

Grievance Mechanism

Our employees and others acting on behalf of the Company, either directly or anonymously, may report misconduct, raise issues or ask questions, including with respect to any questionable accounting, internal control or auditing matters, concerning the Company. Reports may be made confidentially and/or anonymously through the Company's internal Whistleblower Hotline.

In order to provide our security holders and other interested parties with a direct and open line of communication to the Board of Directors, the Board of Directors has adopted the following procedure:  CASMED security holders and other interested persons may communicate with the chairmen of our Compensation Committee, Audit Committee, Nominating and Governance Committee, or with the non-management directors as a group by sending written correspondence to our Secretary. The correspondence should specify which of the foregoing is the intended recipient.  Communications should be sent by mail addressed in care of the corporate Secretary, CAS Medical Systems, Inc., 44 East Industrial Road, Branford, CT  06405.

Maintain Records

Our current policy is to retain all relevant documentation concerning our Conflict Minerals due diligence indefinitely.

2.3	Identify and Assess Risk in the Supply Chain

Because of our size, the breadth and complexity of our products, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

We have identified our direct suppliers and we rely on these suppliers, whose components may contain Conflict Minerals, to provide us with information about the source of such Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers, many of which are also subject to the Rule.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, we are continuing the development and implementation of a risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment will be provided regularly to our senior executive officers.

We engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in any of the Covered Countries to establish an alternative source of such Conflict Minerals that does not support such conflict, as provided in the OECD guidance. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.

2.6	Report Annually on Supply Chain Due Diligence

We have filed this Report as part of our Specialized Disclosure Report on Form SD for calendar year 2017. We have also made a copy of this Report for calendar year 2017 publicly available on our corporate website at www.casmed.com.

3.	Due Diligence Results

Requested Information

We conducted a survey of substantially all of our direct suppliers utilizing the CFSI Reporting Template (the "Template"). The Template was developed to facilitate an industry standard format of disclosure and communication of information regarding smelters that provide materials within a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in a company's products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC's website. We understand that the Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

Through the date of this Report, we have received responses from approximately 85% of the suppliers we contacted. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. Where further engagement was necessary, we worked directly with these suppliers to provide us with revised responses.

Many of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us.

Four suppliers responded indicating that they sourced at least one of the Conflict Minerals from the Covered Countries.  These suppliers were CCA Wesco, Kensington Electronics, Sager Electronics and Medtronic.

Efforts to Determine Facilities Used, Country of Origin and Mine or Location of Origin

Based upon the response regarding tantalum, tin and tungsten sourced from CCA Wesco, we undertook supply chain diligence to determine whether or not the Conflict Minerals sourced by CCA Wesco directly or indirectly benefitted armed groups in the Covered Countries.  Based on this supply chain due diligence, we determined that (i) the tantalum sourced by CCA Wesco originated from smelters operated by Ulba Metallurgical Plant JSC;, Ltd.; (ii) the tin sourced by CCA Wesco originated from smelters operated by Malaysia Smelting Corporation (MSC) and Thaisarco; (iii) the tungsten sourced by CCA Wesco originated from smelters operated by Xiamen Tungsten (H.C.) Co., Ltd.  The foregoing smelters have been verified as compliant with the Conflict-Free Smelter Program assessment protocol.

Based upon the response regarding tin sourced from Kensington Electronics, we undertook supply chain diligence to determine whether or not the Conflict Minerals sourced by Kensington Electronics directly or indirectly benefitted armed groups in the Covered Countries.  Based on this supply chain due diligence, we determined that (i) the tin sourced by Kensington Electronics originated from smelters operated by Malaysia Smelting Corporation (MSC) and Thaisarco. The foregoing smelters have been verified as compliant with the Conflict-Free Smelter Program assessment protocol.

Based upon the response regarding tin, sourced from Sager Electronics, we undertook supply chain diligence to determine whether or not the Conflict Minerals sourced by Sager Electronics directly or indirectly benefitted armed groups in the Covered Countries.  Based on this supply chain due diligence, we determined that (i) the tin sourced by Sager Electronics originated from smelters operated by Malaysia Smelting Corporation (MSC) and Thaisarco. The foregoing smelters have been verified as compliant with the Conflict-Free Smelter Program assessment protocol.

Based upon the response regarding tin sourced from Medtronic, we undertook supply chain diligence to determine whether or not the Conflict Minerals sourced by Medtronic directly or indirectly benefitted armed groups in the Covered Countries.  Based on this supply chain due diligence, we determined that (i) the tin sourced by Medtronic is of an undetermined origin, (ii) the tantalum sourced by Medtronic is of an undetermined origin, (iii) the tungsten sourced by Medtronic is of an undetermined origin.  Our use of materials from this supplier are limited to repairs on one product that is no longer in production.

While the majority of our suppliers confirmed that the Conflict Minerals were not sourced from the Covered Countries, as a result of our due diligence efforts, we conclude that we did not in all instances receive sufficient information from our direct suppliers to determine the facilities used to process the Conflict Minerals provided by such suppliers, the countries of origin of such Conflict Minerals, or the mines or locations of origin of such Conflict Minerals.

Through our participation in CFSI, the OECD implementation programs, and requests to our suppliers to complete the Template, we have determined that seeking information about smelters and refiners that may be included in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of any Conflict Materials that may be used in our products.